GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500

www.gibsondunn.com

April 12, 2005

C 89790-00001

Ms. Tamara Tangen
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 04-06
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Splinex Technology Inc. Item 4.01 Form 8-K Filed on February 2, 2005 Form 10-QSB for the quarter ended December 31, 2004 File No. 333-116817

Dear Ms. Tangen:

     On behalf of Splinex Technology Inc. (“Splinex” or the “Company”), this responds to your letter dated April 4, 2005, regarding the Company’s Item 4.01 Form 8-K filed on February 2, 2005 and Form 10-QSB for the quarter ended December 31, 2004. Each of your comments is set forth below, followed by the Company’s related response.

Securities and Exchange Commission
April 12, 2005

Form 8-K filed on February 2, 2005

Comment 1

1.	Tell us and disclose when the material weaknesses were identified, when the material weaknesses are believed to have begun, by whom they were identified and when they were first communicated.

Response 1

     To the Company’s knowledge, the material weaknesses reported in the Item 4.01 Form 8-K filed by the Company on February 2, 2005 (the “February 2005 8-K”) were first orally disclosed by the Company’s former auditor to the Company on February 1, 2005 after the Company advised the former auditor that it was being dismissed. The Company’s former auditor informed the Company that these weaknesses were identified during the former auditors’ audit of the Company’s financial statements for the period beginning at inception, October 28, 2003, and ending March 31, 2004 and sent the Company, on February 1, 2005, a copy of a workpaper prepared in connection with this audit setting forth the material weaknesses. Also on February 2, 2005, the Company informed the Audit Committee of the Company’s Board of Directors of this communication from the Company’s former auditor.

     Separately, in June 2004, the Company retained a chief financial officer, Mr. Herlihy, who assisted the Company in conducting a review of its then-current internal controls and disclosure controls and procedures. Under Mr. Herlihy’s supervision, the Company established and implemented policies and procedures to correct the deficiencies identified by the Company in the Company’s internal controls and disclosure controls and procedures. As reported in the February 2005 8-K, among other things, the Company established and implemented documentation and closing procedures for all transactions, as well as policies and procedures to ensure that financial statements are prepared in conformity with generally accepted accounting principles. These actions taken to address the deficiencies identified by the Company in the Company’s internal controls and disclosure controls and procedures also corrected the material weaknesses described in the workpaper delivered by the Company’s former auditor to the Company in January 2005.

Comment 2

2.	Revise to specifically state whether any committee of the board of directors, or the board of directors, discussed the subject matter of the reportable events with the former accountant. See Regulation S-B Item 304(a)(1)(iv)(D).

Response 2

Securities and Exchange Commission
April 12, 2005

     As described in the response to Comment 1 above, to the Company’s knowledge, the Company’s former auditor did not identify the material weaknesses reported in the February 2005 8-K until February 2005, by which time the Company had already taken the actions set forth above to correct these material weaknesses. As a result, neither the Board of Directors of the Company, nor any committee thereof, discussed the material weaknesses with the Company’s former auditor. Because the Company did not have any disagreements with its former auditor, and Item 304(a)(1)(iv)(D) of Regulation S-B requires disclosure of whether any board committee, or the board, discussed the subject matter of disagreements with an issuer’s former accountant, the Company did not believe this disclosure requirement was applicable to the February 2005 8-K.

Comment 3

3.	Provide us with any letter or written communication to and from the former accountants regarding the material internal control weakness, to management or the Audit committee.

Response 3

     To the Company’s knowledge, the Company has never received a letter from its former accountants regarding the material internal control weakness. As noted in the response to Comment 1 above, the only written communication received by the Company from its former auditor regarding the material internal control weaknesses was a copy of an audit workpaper that, among other things, identified the material weaknesses reported by the Company in the February 2005 8-K. Each of these material internal control weaknesses was summarized and disclosed by the Company in the February 2005 8-K.

Form 10-QSB for the quarter ended December 31, 2004

Item 3 – Controls and Procedures, Page 20

Comment 4

4.	We note your statement that “any controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives” and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective and were operating at the reasonable assurance level. Tell us, and revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, all references to the level of assurance of your disclosure controls and procedures may be removed from your disclosures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC

Securities and Exchange Commission
April 12, 2005

Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response 4

     Item 3 of the Form 10-QSB filed by the Company for the quarter ended December 31, 2004 states that the Company maintains “disclosure controls and procedures that are designed to ensure that information required to be disclosed in [the Company’s] reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to [the Company’s] management, including [the Company’s] chief executive officer and chief financial officer, as appropriate, to allow for timely decisions regarding required disclosure.” Item 3 also states that the Company’s officers concluded, as of December 31, 2004, that the Company’s disclosure controls and procedures were effective and operating at the reasonable assurance level.” The Company respectfully submits that the disclosure in Item 3 of the Form 10-QSB complies with the guidance provided in Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Comment 5

5.	We note that in your Form 8-K filed on February 2, 2005, you identify nine reportable conditions that were deemed to be material weaknesses. We also note the disclosure of changes in internal controls over financial reporting. In light of the fact that a material weakness appears to have existed, tell us in reasonable detail, the basis for your officers’ conclusions that the company’s disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Response 5

     The material weaknesses reported in the Company’s Form 8-K filed on February 2, 2005 were identified during the former auditor’s audit of the Company’s financial statements for the period beginning at inception, October 28, 2003, and ending March 31, 2004. As noted above in the response to Comment 1, in June 2004, the Company retained a chief financial officer and, under his supervision, has established and implemented policies and procedures to correct the deficiencies identified in the Company’s internal controls and disclosure controls and procedures, which included the material weaknesses that were identified by the Company’s former auditor. As reported in the February 2005 8-K, the Company has, among other things, established and implemented documentation and closing procedures for all transactions, as well as contract management procedures; instituted a formal expense reporting and approval process and implemented policies and procedures to ensure that financial statements are prepared in conformity with generally accepted accounting principles. In addition, to enable more effective monitoring of the Company’s operations and financial results, the Company has increased the

Securities and Exchange Commission
April 12, 2005

scope and frequency of management review of transactions. The Board of Directors established an Audit Committee in December 2004; the main function of the Audit Committee is to oversee the Company’s accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of the Company’s financial statements. Based on these actions, the Company’s officers concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2004, the end of the period covered by the Form 10-QSB.

* * *

     As requested in your letter, this letter constitutes a statement by the Company acknowledging that:

     the Company is responsible for the adequacy and accuracy of the disclosure in the filings described above;

     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe the foregoing is responsive to your comments.

     If you should have any questions or further comments with respect to these matters, please direct them to the undersigned at (202) 955-8500 or to Gerard Herlihy at (954) 660-6565.

Very truly yours,
/s/ Steven I. Glover
Stephen I. Glover

cc:	Michael Stojda Chief Executive Officer Gerard A. Herlihy Chief Financial Officer Splinex Technology Inc. 650 West Cypress Creek Road, Suite 400 Ft. Lauderdale, Florida 33309